DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

File No: *82-34989*

08000685

4 February 2008

SUPPL

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 10 January 2008 to 1 February 2008. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

PROCESSED
FEB 15 2008
THOMSON FINANCIAL

Sarah Carne
Assistant Company Secretary

dw 2/13

Word/sarah/dbpc/sec/l-usa

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
4 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
6 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
7 June 2007	Stock Exchange Announcement – PDMR Shareholding	20 July 2007
12 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Dublin Store	20 July 2007
12 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
20 July 2007	Stock Exchange Announcement – Bauger Press Comment	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding`	13 September 2007
1 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
2 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
21 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007

29 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
17 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
18 September 2007	Stock Exchange Announcement – Trading Update	29 October 2007
21 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
26 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
8 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	288a and 288b filed with Registrar of Companies dealing with replacement of Secretary	29 October 2007
23 October 2007	Stock Exchange Announcement – Preliminary Announcement	29 October 2007
29 October 2007	Stock Exchange Annnouncement – PDMR Shareholding	29 October 2007
30 October 2007	Stock Exchange Announcement – Major Interests	13 December 2007
2 November 2007	Stock Exchange Announcement – Major Interests	13 December 2007
5 November 2007	Stock Exchange Announcement – Shareholder Mailing	13 December 2007
5 November 2007	Stock Exchange Announcement – Annual Information Update	13 December 2007
12 November 2007	Stock Exchange Announcement - Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Appointment of Managing Director	13 December 2007
4 December 2007	Stock Exchange Announcement – Results of AGM	13 December 2007
6 December 2007	Stock Exchange Announcement – Director Declaration	13 December 2007
6 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
17 December 2007	Stock Exchange Announcement – Major Interests	9 January 2008
27 December 2007	Stock Exchange Announcement – Blocklisting interim review	9 January 2008
27 December 2007	Stock Exchange Announcement – Block listing interim review	9 January 2008
7 January 2008	Registrar of Companies – Annual Accounts for the year ended 1 September 2007	9 January 2008
9 January 2008	Stock Exchange Announcement – Major Interests	9 January 2008
10 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
15 January 2008	Stock Exchange Announcement – Interim Management Statement	4 February 2008

22 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
25 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights.

3. Full name of person(s) subject to the notification obligation:

J P Morgan Chase & Co

4. Full name of shareholder(s) (if different from 3.):

J P Morgan Securities Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[i]:

24 January 2008

6. Date on which issuer notified:

28 January 2008

7. Threshold(s) that is/are crossed or reached

11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares: GB00B126KH97

Situation previous to the Triggering Transaction: 93,949,707 ordinary shares of 0.01p each, Number of voting rights: 93,949,707.

Resulting situation after the triggering transaction: Number of shares: 94,840,093 , Number of voting rights: 94,840,093 (direct) & 0 (indirect), % of voting rights: 11.04% (direct) 0.00% (indirect).

B: Financial Instruments

N/A

Total A +B

Number of voting rights 94,840,093 = 11.04% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Total disclosable holding for J P Morgan Chase & Co: 94,840,093 (11.04%)

Holdings by controlled undertakings of J P Morgan Chase & Co. are as follows:-

J P Morgan Securities Limited: 94,840,093 (11.04%)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting irghts proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

The group has other holdings which are covered by exemptions.

14. Contact Name:

Paul Eardley

Company Secretary

15. Contact telephone number:

020 7408 3529

RNS number: 7395M
Company name: Debenhams plc
Category: Holding(s) in Company
Headline: Holding(s) in Company
Embargo: No
Related companies: None
Additional Distribution: None
Additional file: No
Webcast: No

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Milestone Resources Group Ltd

4. Full name of shareholder(s) (if different from 3):

Chase Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

28 January 2008

6. Date on which issuer notified:

28 January 2008

7. Threshold(s) that is/are crossed or reached

9%

8. Notified details:

Class/type of shares GB00B126KH97

A: Voting rights attached to shares

Situation previous to the Triggering Transaction: 77,215,107 ordinary shares of 0.01p each, Number of voting rights: 77,215,107.

Resulting situation after the triggering transaction: Number of shares 78,455,710 ordinary shares, Number of voting rights 78,455,710 (direct) 0 (indirect), %age of voting rights 9.13% (direct) 0% (indirect).

B: Financial Instruments

N/A

Total A +B

Number of voting rights 78,455,710 ordinary shares, % of voting rights 9.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

n/a

Proxy Voting:

10. Name of the proxy holder:
n/a

11. Number of voting rghts proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:
n/a

13. Additional Information:

14. Contact Name/Telephone Number:

Paul Eardley

Company Secretary

Telephone: 0207 408 3529

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights.

3. Full name of person(s) subject to the notification obligation:

J P Morgan Chase & Co

4. Full name of shareholder(s) (if different from 3.):

J P Morgan Securities Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[i]:

23 January 2008

6. Date on which issuer notified:

25 January 2008

7. Threshold(s) that is/are crossed or reached

11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares: GB00B126KH97

Situation previous to the Triggering Transaction: 94,547,598 ordinary shares of 0.01p each, Number of voting rights: 94,547,598.

Resulting situation after the triggering transaction: Number of shares: 93,949,707 , Number of voting rights: 93,949,707 (direct) & 0 (indirect), % of voting rights: 10.94% (direct) 0.00% (indirect).

B: Financial Instruments

N/A

Total A +B .

Number of voting rights 93,949,707 = 10.94% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Total disclosable holding for J P Morgan Chase & Co: 93,949,707 (10.94%)

Holdings by controlled undertakings of J P Morgan Chase & Co. are as follows:-

J P Morgan Securities Limited: 93,949,707 (10.94%)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting irghts proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

JP Morgan asked us to note that the JP Morgan group has other holdings which are covered by exemptions.

14. Contact Name:

Paul Eardley

Company Secretary

15. Contact telephone number:

020 7408 3529

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights.

3. Full name of person(s) subject to the notification obligation:

J P Morgan Chase & Co

4. Full name of shareholder(s) (if different from 3.):

J P Morgan Securities Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[i]:

17 January 2008

6. Date on which issuer notified:

22 January 2008

7. Threshold(s) that is/are crossed or reached

11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares: GB00B126KH97

Situation previous to the Triggering Transaction: 94,397,133 ordinary shares of 0.01p each, Number of voting rights: 94,397,133.

Resulting situation after the triggering transaction: Number of shares: 94,547,598 , Number of voting rights: 94,547,598 (direct) & 0 (indirect), % of voting rights: 11.00% (direct) 0.00% (indirect).

B: Financial Instruments

N/A

Total A +B

Number of voting rights 94,547,598 = 11.00% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Total disclosable holding for J P Morgan Chase & Co: 94,547,598 (11.00%)

Holdings by controlled undertakings of J P Morgan Chase & Co. are as follows:-

J P Morgan Securities Limited: 94,547,598 (11.00%)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting irghts proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

The group has other holdings which are covered by exemptions.

14. Contact Name:

Paul Eardley

Company Secretary

15. Contact telephone number:

020 7408 3529

RNS ANNOUNCEMENTS

REG-Debenhams plc Interim Management Statement

Released: 15/01/2008

RNS Number:7590L
Debenhams plc
15 January 2008

15 January 2008

DEBENHAMS plc

INTERIM MANAGEMENT STATEMENT

Strong Christmas trading

Debenhams plc, the leading department stores group, today releases its interim management statement for the year-to-date ended 5 January 2008.

For the four weeks of Christmas ended 5 January 2008, total sales were 4.4% higher than last year. Like-for-like sales for the Christmas period increased by 2.2%.

For the 18 weeks ended 5 January 2008, total sales were 2.0% above the comparative period last year. Like-for-like sales for the 18 weeks were flat, reflecting the poor general market conditions experienced across the sector earlier in this period.

The performance of the exclusive Designers at Debenhams brands has been particularly pleasing and contributed to the overall market share gains achieved in the last few months.

Debenhams Direct, the online business, continued to grow strongly with visitor numbers and sales up 57% and 85% respectively. The international business also performed well.

Since the start of the year three new and two resited department stores and one Desire store have been opened, increasing trading space by some 197,000 square feet. The total number of stores within the UK and Ireland now stands at 146 compared to 139 at this time last year. Refurbishment programmes have been completed at 18 stores this year and refurbished stores continue to achieve the expected returns.

Angela Spindler has been appointed Managing Director, reporting to Chief Executive Rob Templeman, and will join the board and the company on 4 February 2008.

Rob Templeman, Chief Executive, said:

"Our sales during Christmas and early January were strong with like-for-like sales up by 2.2%. This offset the weak market experienced in November and resulted in flat like-for-like sales growth for the first 18 weeks of the year.

"The Roches acquisition in the Republic of Ireland is now fully operational in the Debenhams trading format and these stores performed well over the Christmas period.

"The fragile state of consumer confidence leads us to view the future with caution and we are running the business on the basis that market conditions will remain difficult. To this end, we are focusing more on our designer credentials, which we believe will be more resilient in this environment, as well as managing our cost base, the speed of our refit and capital expenditure programmes and our inventory levels tightly."

Debenhams will announce its first half sales numbers on 18 March 2008 and its interim results on 15 April 2008.

A conference call will be held today at 8:30am on 0845 2455000 (UK) or +44 (0) 1452 562716 (overseas), conference ID 30679359. A replay of the call will be available for seven days on 0845 2455205 (UK) or +44 (0) 1452 550000 (overseas), PIN 30679359#.

Enquiries

Analysts/Shareholders
Debenhams plc
Rob Templeman, Chief Executive
Chris Woodhouse, Finance Director 020 7408 3302
Lisa Williams, Investor Relations 020 7408 3304

Media
Financial Dynamics
Jonathon Brill 020 7269 7170
Billy Clegg 020 7269 7157
Caroline Stewart 020 7269 7227

High resolution images are available for media to view and download free of charge from www.prshots.com/Debenhams.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Debenhams' current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including: Debenhams' ability to accurately predict customer preferences and demands; the effectiveness of Debenhams' brand awareness and marketing programmes; the occurrence of weak sales during peak selling seasons or extreme or unseasonal weather conditions; difficult market conditions and fragile consumer confidence; competitive factors in the highly competitive retail industry; Debenhams' ability to successfully implement its new store rollout and department store refurbishment/modernization strategy; Debenhams' ability to maintain its relationships with certain designers and its significant concession partner; and currency fluctuations and currency risk.

* * *

Additional risk factors that you may want to consider are: Debenhams' ability to retain key management and personnel; disruptions or other adverse events affecting Debenhams' relationship with its major suppliers or its store card provider; factors outside Debenhams' control, such as changes in the financial

or equity markets, adverse economic conditions or a downturn in the retail industry, or damage or interruptions due to operational disruption, natural disaster, war or terrorist activity; and work stoppages; slowdowns or strikes.

Notes to Editors

Debenhams is a leading department stores group with a strong presence in key product categories, such as womenswear, menswear, homeware and health and beauty.

Debenhams has a total of 136 department stores in the UK and Republic Ireland and 10 Desire by Debenhams stores, which are a new small store concept featuring a mix of womenswear, accessories, lingerie, cosmetics and childrenswear. Debenhams has a further 40 international franchise stores in 16 countries and an online store, www.debenhams.com, through which much of the Debenhams' range is available.

Debenhams is the second largest department store chain in the UK.

Designers at Debenhams include Ted Baker, Jasper Conran, Theo Fennell, Pearce Fionda, Frost French, Betty Jackson, Ben de Lisi, Julien Macdonald, John Richmond, John Rocha and Matthew Williamson.

END

IMSUSUWRWRRAAAR

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Milestone Resources Group Limited

4. Full name of shareholder(s) (if different from 3):

Chase Nominees Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

January 10th 2008

6. Date on which issuer notified:

January 10th 2008

7. Threshold(s) that is/are crossed or reached

8%

8. Notified details:

Class/type of shares

ISIN: GB00B126KH97

Voting rights attached to shares

Situation previous to the Triggering Transaction: 67,935,530 ordinary shares of 0.01p each.

Percentage of voting rights: 7.9%.

Resulting situation after the triggering transaction: 72,087,667 ordinary shares of 0.01p each

Number of voting rights Direct 72,087,667 ordinary shares, Indirect None;

Percentage of voting rights Direct 8.39%, Indirect None

B: Financial Instruments

N/A

Total A +B

Number of voting rights 72,087,667

Percentage of voting rights 8.39%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

n/a

Proxy Voting:

10. Name of the proxy holder:
n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:
n/a

13. Additional Information:

14. Contact Name/Telephone Number:

Paul Eardley

Company Secretary

END